Form C

DOWNLOAD AS WORD DOC

Cover Page

Name of issuer:

Scopify LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

NJ

Date of organization:

1/1/2025

Physical address of issuer:

251 Park Street
Montclair, NJ 07043

Website of issuer:

https://app.scopifyapp.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Scopify LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Michael Sweebe	Architect	Sweebe Architecture LLC	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael Sweebe	President, CEO	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Michael Sweebe	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

> We have not achieved profitability and have incurred losses since our inception in January 2025. We expect to continue incurring losses for the foreseeable future as we invest in product development, data acquisition, team building, and customer acquisition. Our ability to achieve profitability depends on numerous factors, many of which are outside our control, including our ability to generate sufficient revenue, control costs, achieve economies of scale, and compete effectively. Even if we achieve profitability, we may not be able to sustain or increase profitability on a consistent basis. If we cannot achieve and maintain profitability, the value of our company and the securities offered may decline significantly or become worthless.

> Our platform provides cost estimates that homeowners may rely upon for significant financial decisions, including budgeting, financing, and contracting for construction services. Depending on how our services are structured and the representations we make, we could potentially be subject to consumer protection laws, unfair or deceptive trade practices regulations, or requirements applicable to financial advisors or consultants. Various states have laws governing contractor licensing, home improvement contracts, and consumer transactions that could apply to our business or require us to modify our operations. If our estimates are deemed to constitute professional advice or if we are found to have made misleading representations, we could face regulatory enforcement actions, fines, or requirements to obtain licenses or registrations. Additionally, we could face civil litigation from customers who claim they suffered financial harm by relying on inaccurate estimates. The regulatory landscape for PropTech and construction technology platforms is evolving, and new laws or interpretations could impose additional compliance obligations or restrict our business activities.

> Our platform collects information from homeowners about their properties, renovation plans, and potentially financial information. We are subject to various federal and state data privacy and security laws, including state data breach notification requirements and potentially laws such as the California Consumer Privacy Act and similar regulations in other jurisdictions. We must implement appropriate technical and organizational measures to protect customer data from unauthorized access, use, or disclosure. A data breach, cyberattack, or unauthorized access to our systems could result in exposure of sensitive customer information, leading to regulatory investigations, fines, mandatory notifications, litigation, and significant reputational harm. As a small company with limited resources and technical staff, we may lack the sophisticated security infrastructure and expertise that larger companies possess, making us potentially more vulnerable to security incidents. The costs of implementing adequate cybersecurity measures and complying with evolving privacy regulations could be substantial relative to our limited resources.

> Our competitive advantage depends in part on our proprietary cost estimation algorithms, software, data compilation methods, and other intellectual property. As an early-stage company with limited resources, we may not have taken adequate steps to protect our intellectual property through patents, trademarks, copyrights, or trade secret protections. We may rely primarily on confidentiality agreements and trade secret protections, which may not provide sufficient protection if employees, contractors, or partners disclose our proprietary information or if competitors independently develop similar technology. We may lack the financial resources to pursue patent protection or to enforce our intellectual property rights against infringers. Additionally, we could face claims that our technology infringes on the intellectual property rights of others, which could result in costly litigation, licensing obligations, or requirements to modify our platform. As a small company, we may be unable to afford the costs of defending intellectual property litigation, whether as plaintiff or defendant.

> Demand for home renovation and remodeling services is sensitive to overall economic conditions, consumer confidence, housing market trends, interest rates, and household income levels. During economic downturns or periods of financial uncertainty, homeowners typically reduce or defer discretionary spending on renovation projects. Rising interest rates can reduce home sales and refinancing activity, which often trigger renovation projects. Declining home values may discourage homeowners from investing in improvements. Additionally, inflation in construction materials and labor costs may cause homeowners to postpone or scale back projects. Because our business depends on homeowners planning and budgeting for renovation projects, adverse economic conditions or housing market weakness could significantly reduce demand for our services, regardless of the quality or utility of our platform.

> We currently have very limited cash reserves and are not generating meaningful revenue. Developing our technology platform, acquiring and maintaining accurate pricing data, building our team, marketing our services, and scaling our operations will require substantial additional capital. We do not currently have commitments for additional funding beyond this offering, and there can be no assurance that we will be able to raise additional capital on acceptable terms, or at all. Our ability to obtain financing may depend on factors outside our control, including market conditions, investor sentiment toward early-stage technology companies, and our ability to demonstrate progress and traction. If we are unable to raise sufficient additional capital, we may be forced to delay, reduce, or eliminate planned expenditures, curtail our development efforts, or cease operations entirely. Any additional equity financing will result in dilution to existing investors.

> Our core value proposition is providing accurate home renovation cost estimates in ten minutes without requiring blueprints. The construction industry is complex, with costs varying significantly based on location, materials, labor rates, project scope, site conditions, and numerous other factors. If our estimates prove to be materially inaccurate; whether consistently too high or too low; customers may lose confidence in our platform, leading to poor reviews, reduced adoption, and reputational damage that could be difficult or impossible to repair. Industry data suggests that a significant majority of renovation projects exceed their initial budgets, creating high customer expectations that our estimates will help them avoid cost overruns. If customers rely on our estimates for budgeting or contracting decisions and subsequently experience significant cost variances, we could face customer complaints, demands for refunds, or potential legal claims alleging negligent misrepresentation or other theories of liability. We may not have adequate insurance coverage or financial resources to defend against or satisfy such claims.

The securities being offered are Simple Agreements for Future Equity (SAFEs), which are not traditional equity or debt instruments. SAFEs do not have a maturity date and do not accrue interest. They convert into equity only upon the occurrence of specific triggering events, such as a future priced equity financing or a liquidity event. There is no guarantee that a conversion event will ever occur, and if the Company does not raise additional funding or achieve a liquidity event, the SAFEs may never convert and investors may never receive any equity in the Company or return of their investment. The terms of conversion, including the valuation at which the SAFEs convert and the resulting ownership percentage, will depend on future events and negotiations that are uncertain. While the SAFEs include a valuation cap and discount, these provisions may not adequately protect investors if the Company's valuation in a future financing is lower than anticipated or if the Company is sold or liquidated for less than the valuation cap. Investors in SAFEs have limited rights compared to equity holders and typically have no voting rights, information rights, or ability to influence company decisions unless and until the SAFEs convert.

Scopify LLC was incorporated in January 2025 and has an extremely limited operating history upon which investors can evaluate our business, financial performance, and prospects. We are currently in beta access phase and have not yet launched our product publicly or generated meaningful revenue. Our business model remains largely unproven, and we have minimal data to demonstrate that homeowners, contractors, or other target customers will adopt our platform at scale or that our cost estimation technology will meet market expectations for accuracy and reliability. The risk of business failure is substantially higher for early-stage companies like ours, and investors should be prepared for the possibility that we may never successfully commercialize our platform or achieve profitability.

Our company currently has only one employee, and our success depends entirely on the continued efforts and capabilities of this individual. We have no management team, no disclosed officers or directors, and no organizational depth to manage the various functions required to build and scale a technology platform serving the construction industry. The loss of our sole employee, whether due to departure, illness, disability, or other circumstances, would have a severe and potentially fatal impact on our business operations. We do not maintain key person life insurance. Additionally, as we attempt to grow, we will need to attract, hire, and retain qualified personnel with expertise in software development, construction cost data, sales, marketing, and other critical functions. There can be no assurance that we will be successful in building an adequate team, and our inability to do so would materially impair our ability to execute our business plan.

Our platform's value depends on providing real-time, current-market local pricing for construction costs. Obtaining accurate, granular, and up-to-date pricing data for materials, labor, permits, and other cost components across different geographic markets is challenging and potentially expensive. Construction costs can fluctuate rapidly due to supply chain disruptions, labor shortages, seasonal demand, inflation, and local economic conditions. We may need to license data from third-party providers, develop relationships with suppliers and contractors, or invest in proprietary data collection methods, all of which require ongoing investment. If we cannot obtain sufficiently accurate or current data, or if our data sources prove unreliable, the quality of our estimates will suffer. Additionally, if third-party data providers terminate their relationships with us, increase their prices substantially, or cease operations, we may be unable to maintain the quality of our service or may face significantly increased operating costs.

While our company description suggests a likely subscription or per-estimate fee model, we have not publicly disclosed our specific monetization strategy, pricing structure, or revenue model. We are currently in beta access phase and have not demonstrated that customers will pay for our service at price points that allow us to cover our costs and achieve profitability. We may face challenges in converting beta users to paying customers, determining optimal pricing that balances customer acquisition with revenue generation, or competing with free or lower-cost alternatives. We may need to experiment with different business models, pricing strategies, or revenue streams, and there is no assurance that we will identify a sustainable approach. If we cannot establish a viable business model that generates sufficient revenue, we will be unable to achieve profitability and may exhaust our capital resources.

The market for construction cost estimation tools and PropTech solutions is competitive and includes established companies with substantially greater financial resources, technical capabilities, brand recognition, customer bases, and industry relationships than we possess. Competitors may include specialized construction estimation software providers, general contractor platforms, home improvement marketplaces, and large technology companies that could enter this space. Many of these competitors have existing relationships with contractors, suppliers, and homeowners, as well as proven track records and extensive libraries of historical project data. Established competitors may be able to respond more quickly to market changes, invest more heavily in technology development and marketing, offer more comprehensive features, or provide their services at lower prices or for free as part of bundled offerings. We may be unable to differentiate our platform sufficiently to gain meaningful market share, and competitive pressures could force us to reduce prices, increase spending, or modify our business strategy in ways that harm our financial performance.

An investment in Scopify LLC is highly speculative and involves a high degree of risk. Investors should be prepared for the possibility of losing their entire investment. The securities have not been registered under the Securities Act of 1933 or any state securities laws and are being offered in reliance on exemptions from registration requirements. The securities are subject to transfer restrictions and cannot be resold without registration or an applicable exemption. There is no public market for the securities, and none is expected to develop. Even after any applicable holding periods expire, investors may have difficulty finding buyers for their securities. The Company is under no obligation to register the securities or to facilitate a secondary market. Investors should consider this investment to be illiquid and should be prepared to hold the securities for an indefinite period, potentially until the Company is sold or liquidated, which may never occur. The lack of liquidity may make it impossible for investors to sell their securities when desired or at any price.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If we raise $50k, proceeds after WeFunder 7.9% fee will be ~$3,950. Of these proceeds, ~$36,840 will go toward Marketing Ad Spend, and ~$9,210 will go toward administrative support.

If we raise: **$124,000**

Use of Proceeds: If we raise $124k, proceeds after WeFunder 7.9% fee will be ~$9,796. Of these proceeds, ~$91,363 will go toward Marketing Ad Spend, and ~$22,840 will go toward administrative support. Raising the max will better help us sustain our planned ad campaigns.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount

prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Units** in the Company ("**Preferred Units**"), when and if the Company sponsors an equity offering that involves **Preferred Units,** on the standard terms offered to other Investors.

Description of Offered Securities and SPV Structure. Scopify LLC (the "Company") will conduct this Regulation Crowdfunding offering through one or more special purpose vehicles ("Reg CF SPVs") formed by Wefunder or an affiliate. Under the June 17, 2026 Wefunder Listing Agreement, Wefunder Admin, LLC is appointed manager of each Reg CF SPV, subject to the SPV governing documents. Investors will acquire interests in the applicable SPV, which will hold the Company-issued Simple Agreement for Future Equity ("SAFE"). The SPV interests and the underlying SAFE are distinct securities. The precise investor-level rights remain subject to the applicable SPV subscription and governing documents.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Units, Investors will receive a number of shares of Preferred Units** calculated using the method that results in the greater number of **Preferred Units**:

the total value of the Investor's investment, divided by

the price of **Preferred Units** issued to new Investors multiplied by

the **discount rate** (80%), or

if the valuation for the Company is more than **$1,500,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of

the Valuation Cap divided by

the total amount of the Company's capitalization at that time.

For investors up to the first **$100,000.00** of the securities, investors will receive a valuation cap of **$1,350,000.00** and a **discount rate** (80%). Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

SAFE Economics. The form of SAFE supplied by the Company provides a $1,500,000 post-money valuation cap and an 80% discount rate (a 20% discount to the price paid by new investors in a qualifying Equity Financing). The valuation cap is a contractual conversion mechanism, not an appraisal of the Company. The number of equity units ultimately issued is not fixed at investment and is not one unit per dollar invested.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis):

Includes all shares of Capital Units issued and outstanding;

Includes all Converting Securities;

Includes all (i) issued and outstanding Options and (ii) Promised Options; and

Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Units,** Investors will receive

proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);

On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

Senior to payments for Common Units.

SAFE Economics. The form of SAFE supplied by the Company provides a $1,500,000 post-money valuation cap and an 80% discount rate (a 20% discount to the price paid by new investors in a qualifying Equity Financing). The valuation cap is a contractual conversion mechanism, not an appraisal of the Company. The number of equity units ultimately issued is not fixed at investment and is not one unit per dollar invested.

Conversion Upon Equity Financing. Upon the initial closing of an Equity Financing as defined in the SAFE, the SAFE automatically converts into a number of Safe Preferred Units equal to the Purchase Amount divided by the Conversion Price. The Conversion Price is the lower of (i) the Safe Price, determined by dividing the applicable post-money valuation cap by Company Capitalization as defined in the SAFE, and (ii) the Discount Price, determined by multiplying the price per Standard Preferred Unit in the financing by 80%. Thus, the calculation producing the greater number of Safe Preferred Units applies. The Safe Preferred Units generally carry the same rights, privileges, preferences, seniority, liquidation multiple and restrictions as the Standard Preferred Units sold in that financing, except for price-based preferences determined using the Safe Price. The resulting equity will ordinarily remain held by the SPV, and its investors will not automatically become direct Company members merely because the SAFE converts.

VIP Bonus Scopify will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this

part of Wefunder, the VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Management and Voting Rights. Under Section 5(c) of the SAFE, a SAFE holder has no Company membership voting rights before conversion solely by reason of holding the SAFE. The September 24, 2026 Operating Agreement establishes Scopify as a manager-managed New Jersey LLC, initially managed by Michael S. Sweebe, who holds 100,000 Common Units constituting 100% of the outstanding Common Units as of that agreement's effective date. The Operating Agreement permits the Manager to issue additional classes of units and convertible instruments, subject to the rights of outstanding instruments. Investor voting or consent rights, if any, within the SPV are governed by the SPV documents and should not be confused with direct Company voting rights.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Lead Investor and Proxy Arrangements. The September 14, 2026 Lead Investor Agreement identifies Robert Newhouse as Lead Investor and grants him contractual authority to make voting determinations on behalf of participating investors with respect to matters covered by that agreement. It includes procedures concerning conflicts of interest, removal and replacement. The Lead Investor is distinct from Wefunder Admin, LLC, which is appointed manager of each Reg CF SPV. The Lead Investor Agreement also contemplates that the Lead Investor may serve as portfolio manager for a Wefunder Advisors-advised SPV in a later non-Regulation CF financing and may receive compensation in that capacity. The extent to which any proxy or voting authority applies to SPV interests must be confirmed against the executed SPV investor documents. The Lead Investor Agreement refers to "notes" and "principal" although the offered underlying instrument is a SAFE; those references require conforming correction.

SPV Dissolution and Direct Holding. Under Section 9 of the Listing Agreement, if the Company fails to pay required annual SPV-related tax-service fees, Wefunder reserves the right to dissolve the SPV. In that event, the securities held by the SPV would be distributed directly and proportionally to individual investors, and the Company has agreed to recognize the resulting assignments. Consequently, an investor may become a direct holder of the underlying securities following SPV dissolution, subject to applicable law and the operative documents.

Fees, Updates, and Future Financing Rights. The Listing Agreement provides for a 7.9% portal fee on funds raised and an additional annual tax-service fee of 0.5% of the successful offering amount, capped at $1,000, beginning 12 months after closing, or other fees under an applicable tax-service agreement where additional services are required. The Company agrees to use reasonable efforts to provide quarterly business updates through Wefunder; additional inspection rights are limited as provided in the Listing Agreement and applicable law. The Listing Agreement also grants certain future financing participation rights to a Wefunder Advisors-advised SPV or affiliate, as described in Section 7 thereof.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Transfer, Amendment, and Corporate Conversion. The SAFE and underlying equity securities are unregistered and subject to applicable securities-law and contractual transfer restrictions. Section 5(d) of the SAFE generally requires consent to assignment, with specified exceptions. Section 5(a) permits amendment under specified consent procedures, including certain majority-in-interest approvals subject to limitations. Under Articles 8 and 9 of the Operating Agreement, the Company may convert or reorganize into a corporation and must honor the economic terms of outstanding SAFEs; where applicable, the instrument may first convert into Preferred Units before an exchange into successor-company equity. SPV interests are separately subject to their own governing and subscription documents.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the

seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Units	100,000	100,000	☑

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

Common Units are the Company's founding equity; they carry one vote per unit and share in distributions pro rata, after any preferences given to Preferred Units. Preferred Units rank senior to Common Units in distributions and liquidation, with voting rights and preferences set by the Manager at issuance, and SAFEs convert into them immediately before any conversion of the Company into a corporation. The rights for incentive units will be established when they are granted. The company has not yet authorized preferred units, which investors in the note (if converted) will receive. Preferred units has liquidation preferences over common units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **units**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Units**, Investors may receive a number of **Preferred Units** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Unit** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Units** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **management**. Among the factors we may consider in determining the price of **Preferred Units** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **units** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Michael S. Sweebe is the founder, sole member, and Manager of Scopify LLC (the "Company") and is also affiliated with Sweebe Architecture LLC. Michael Sweebe and Sweebe Architecture LLC previously funded or incurred approximately $170,000 in expenditures associated with the development of the Scopify platform and related business activities. Michael Sweebe and Sweebe Architecture LLC have irrevocably waived, released, and discharged any and all claims against the Company for repayment, reimbursement, or recovery of these historical expenditures. Accordingly, the Company has no outstanding indebtedness or repayment obligation to either Michael Sweebe or Sweebe Architecture LLC arising from these expenditures. Additionally, pursuant to an Intellectual Property Contribution and Assignment Agreement dated September 24, 2026, intellectual property and related rights associated with the Scopify platform were assigned and contributed to the Company.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of

operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Scopify LLC is a construction cost estimation platform that helps homeowners get accurate renovation and remodeling estimates in 10 minutes without needing blueprints. The platform provides real-time, market-based local pricing and facilitates connections between homeowners and service providers.

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of October 10, 2026, we had cash and cash equivalents of approximately $0.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $0 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the Company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $0.

Based on our current operations, we are operating at approximately break-even, with monthly net cash flow of approximately $0.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years. The company has operated mainly due to $170,000 in founder contributions.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used for ad spend and Admin Support. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Michael Sweebe, certify that:

(1) the financial statements of Scopify LLC included in this Form are true and complete in all material respects.

Michael Sweebe

Michael Sweebe
Architect

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV

Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://app.scopifyapp.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Michael Sweebe

Appendix E: Supporting Documents

- Attachment #24781
- Series Appendix — Scopify II
- Series Appendix — Scopify II (Early Bird)
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
  SPV Subscription Agreement - Early Bird
  Early Bird SAFE (Simple Agreement for Future Equity)
  SPV Subscription Agreement
  SAFE (Simple Agreement for Future Equity)
Appendix C: Financial Statements
  Financials 1
Appendix D: Director & Officer Work History
  Michael Sweebe
Appendix E: Supporting Documents
  Attachment #24781
  Series Appendix — Scopify II
  Series Appendix — Scopify II (Early Bird)
  Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the** Wefunder Listing Agreement

☑ **I agree to the** Investor Representative Proxy Agreement

☑ **I agree to the** Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Scopify LLC

By

Michael Sweebe

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Sweebe

Founder & CEO
11/2/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.